Unigene Laboratories, Inc.
81 Fulton Street
Boonton, New Jersey 07005

March 29, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Unigene Laboratories, Inc.
Request for Withdrawal of Registration Statement on Form S-3
File No. 333-163989

Ladies and Gentleman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Unigene Laboratories, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective immediately, of the Registration Statement on Form S-3 (File No.  333-163989), together with all exhibits thereto (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 23, 2009 and declared effective by the Commission on January 8, 2010.

The Company is seeking withdrawal of the Registration Statement because it no longer intends to issue any securities under the Registration Statement.  No securities have been or will be sold under the Registration Statement.

The Company respectfully requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account and used to offset the fees for any future registration statements.

If you have any questions or comments concerning the above, or if you require additional information, please contact Ella DeTrizio of Dechert LLP, at 609-955-3211.

Thank you for your time and attention to this matter.

Very truly yours,

/s/ Warren P. Levy

Warren P. Levy
President and Chief Executive Officer